Exhibit 99.1

Corporación América Airports S.A. Reports May 2024 Passenger Traffic

Total passenger traffic down 9.5% YoY, or 7.2% YoY ex-Natal

International passenger traffic up 8.3% YoY

Luxembourg, June 17, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 9.5% year-on-year (YoY) decrease in passenger traffic in May 2024. Excluding Natal for comparison purposes, total traffic in May decreased by 7.2% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	May'24	May'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	2,958	3,735	-20.8%	16,298	17,867	-8.8%
International Passengers (thousands)	2,487	2,296	8.3%	11,847	10,694	10.8%
Transit Passengers (thousands)	511	550	-7.2%	2,845	2,873	-1.0%
Total Passengers (thousands)[1]	5,955	6,581	-9.5%	30,989	31,434	-1.4%
Cargo Volume (thousand tons)	31.5	31.6	-0.1%	152.5	146.7	4.0%
Total Aircraft Movements (thousands)	64.8	72.6	-10.8%	329.3	341.7	-3.6%

1 Excluding Natal for comparison purposes, total passenger traffic was down 7.2% in May and up 0.6% YTD.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic declined 9.5% compared to the same month of 2023, or 7.2% when adjusting for the discontinuation of the Natal airport. Domestic passenger traffic was down 20.8% year-over-year (YoY), or 17.3% when excluding Natal, mainly impacted by weaker performances in Argentina and, to a lesser extent, Ecuador. International traffic was up 8.3%, mainly driven by Argentina, Italy and Uruguay.

In Argentina, total passenger traffic declined 15.3% YoY, driven by weaker performance in domestic traffic, which was down by 23.3% YoY. Domestic traffic, which last year included incentives from a government program called 'Previaje' to boost domestic tourism, was also impacted by some flight cancellations and the temporary suspension of a few routes operated by Aerolíneas Argentinas, in addition to the prevailing recession in the country. International passenger traffic continued to perform well, increasing by 6.5% YoY. Notably, May traffic was negatively impacted by a general strike launched by Argentine unions on May 9.

In Italy, passenger traffic grew by 15.7% compared to the same month in 2023. International passenger traffic, which accounted for over 80% of the total traffic, increased by 18.2% YoY, with strong performances at both Pisa and Florence airports. Domestic passenger traffic increased by 5.9% YoY, impacted by weaker performance at Pisa Airport, where some pre-pandemic domestic destinations have yet to resume.

In Brazil, total passenger traffic decreased by 16.2% YoY, or by 4.8% YoY when adjusting for the discontinuation of Natal Airport. Domestic traffic, which accounted for over 60% of the total traffic, was down 20.8% YoY, or 3.6% when excluding Natal, while transit passengers were down 7.5% YoY. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some of the local airlines, causing a lack of supply. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery and increased by 12.1% YoY. During May, JetSMART Airlines inaugurated a new route between Montevideo and Buenos Aires with two daily frequencies, while SKY Airline increased the frequency of its Montevideo to Lima route.

In Ecuador, passenger traffic decreased by 3.8% YoY as the increase in international traffic was more than offset by weak performance in domestic traffic. International passenger traffic increased by 5.1% YoY, while domestic traffic decreased by 11.6% YoY, mainly driven by the exit of the local airline Equair and national insecurity issues.

In Armenia, passenger traffic increased by 0.6% YoY, following a strong recovery experienced in 2023, which benefited from the introduction of new airlines, along with a higher number of flight frequencies.

Cargo Volume and Aircraft Movements

Cargo volume remained largely flat compared to the same month in 2023, with positive YoY contributions from Uruguay, Ecuador and, to a lesser extent, Argentina, which were more than offset by negative YoY variances in Brazil, Armenia and Italy. Argentina, Ecuador, and Uruguay accounted for over 70% of the total volume and experienced YoY increases of 0.5%, 12.6%, and 17.1%, respectively.

Aircraft movements decreased by 10.8% YoY, with all countries of operation experiencing YoY declines except for Italy, where aircraft movements increased by 10.9% YoY. Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in May.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	May'24	May'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	2,916	3,441	-15.3%	16,870	17,025	-0.9%
Italy	888	767	15.7%	3,173	2,785	13.9%
Brazil (1)	1,165	1,392	-16.2%	6,209	6,957	-10.7%
Uruguay	156	139	12.1%	957	795	20.4%
Ecuador	393	409	-3.8%	1,913	1,987	-3.8%
Armenia	436	433	0.6%	1,867	1,884	-0.9%
TOTAL	5,955	6,581	-9.5%	30,989	31,434	-1.4%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	16,856	16,775	0.5%	78,319	75,614	3.6%
Italy	1,137	1,207	-5.8%	5,313	5,573	-4.7%
Brazil	4,584	5,332	-14.0%	25,196	26,083	-3.4%
Uruguay	2,986	2,549	17.1%	12,599	13,116	-3.9%
Ecuador	3,279	2,912	12.6%	16,291	13,705	18.9%
Armenia	2,686	2,790	-3.7%	14,768	12,576	17.4%
TOTAL	31,528	31,564	-0.1%	152,485	146,667	4.0%
Aircraft Movements
Argentina	33,072	37,948	-12.8%	181,380	185,213	-2.1%
Italy	8,329	7,512	10.9%	29,456	26,777	10.0%
Brazil	11,540	14,227	-18.9%	58,496	65,689	-11.0%
Uruguay	2,207	2,324	-5.0%	14,361	14,308	0.4%
Ecuador	6,297	6,875	-8.4%	31,279	33,159	-5.7%
Armenia	3,310	3,700	-10.5%	14,318	16,585	-13.7%
TOTAL	64,755	72,586	-10.8%	329,290	341,731	-3.6%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716